UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-120370

FLUOR DANIEL CRAFT EMPLOYEES 401(K) RETIREMENT PLAN

(Exact name of registrant as specified in its charter)

6700 Las Colinas Boulevard
Irving, Texas 75039
(469) 398-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under and Common Stock, par value $.01 per share, to be offered and sold under the Fluor Daniel Craft Employees 401(k) Retirement Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

* Effective as of the end of the day on December 31, 2007, the Fluor Daniel Craft Employees 401(k) Retirement Plan  was merged with and into the Fluor Corporation Salaried Employees’ Savings Investment Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Fluor Daniel Craft Employees 401(K) Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FLUOR CORPORATION DANIEL CRAFT
EMPLOYEES 401(k) RETIREMENT PLAN

Date:	May 20, 2008	By:	/s/ Pauline Campos
Pauline Campos Benefits Administrative Committee